EXHIBITS 5.1 and 23.2

April 12, 2000


Board of Directors
Surgical Safety Products, Inc.
2018 Oak Terrace
Sarasota, FL 34231

Gentlemen:

At your request, we have examined the Registration Statement on Form S-8 to be filed by you with the Securities and Exchange Commission on or about April 13, 2000, in connection with the registration under the Securities Act of 1933, as amended, of 10,000,000 shares of your common stock under the Company's 2000 Stock Plan ("2000 Stock Plan ") which covers employees, directors, officers and consultants, $.001 par value (exclusive of any securities associated therewith, the "Stock") to be sold by you pursuant to the Company's 2000 Stock Plan.

As your counsel, we have examined the proceedings relating to and action taken by you in connection with the adoption of the 2000 Stock Plan.

It is our understanding that this plan was adopted by the Board of Directors in February 2000 and was approved by the shareholders at the annual meeting on February 28, 2000. Said plan was described in the Company's Proxy Statement announcing such annual meeting.

It is our opinion that the 10,000,000 shares of your common stock under the Company's 2000 Stock Plan that may be issued and sold by the Company pursuant to each such plan, when issued and sold in the manner provide in such plan, will be validly issued, fully-paid and non-assessable.

We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to us in the Registration Statement and any amendments thereto. In providing this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Commission thereunder.

Very truly yours,


/s/ Mintmire & Associates
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MINTMIRE & ASSOCIATES